EXHIBIT 99.7

Satellite Asset Management
623 5th Avenue, 20th Floor
New York, NY 10022

August 7, 2007

Howard Balter
Ilan Slasky
c/o Ad.Venture Partners, Inc.
c/o Cooley Godward Kronish LLP
The Grace Building
1114 Avenue of the Americas
New York, NY 10036

Dear Howard and Ilan:

As consideration for your purchase from Satellite Asset Management (the “Seller”) of 1,103,000 shares (the “Shares”) of common stock of Ad.Venture Partners, Inc. (the “Company”) on the date hereof (the “Purchase”) at a purchase price of $5.86 per share, Seller hereby agrees as follows:

1.Seller hereby represents and warrants that:

i)	Seller was the holder of record of the Shares on July 30, 2007 and Seller currently possesses all voting and other rights associated with the Shares; OR

ii)
Seller was not the holder of record of the Shares on July 30, 2007, however, Seller has acquired, and currently possesses, the right to vote the Shares on all matters to be voted upon by the Company’s stockholders (the “Proposals”) at the special meeting scheduled to be held on August 24, 2007 (the “Meeting”).

2. Seller hereby agrees to vote all of the Shares “FOR” each of the Proposals at the Meeting, or any postponement or adjournment thereof, or as otherwise directed by you in writing and not to exercise any conversion rights with respect to the Shares. Seller further agrees that prior to September 1, 2007, Seller shall not, and shall not permit any of its affiliates to, purchase, either directly or indirectly, any shares of common stock of the Company, become the beneficial owner of any shares of common stock of the Company or otherwise acquire any rights, including but not limited to the right to vote, in respect of any shares of common stock of the Company.

3. Seller further agrees that should Seller fail to perform any of its obligations pursuant to this letter agreement or should it be determined that neither of the representations and warranties above are true and accurate as of the date hereof (any of the foregoing, a “Breach”), then Seller shall be obligated to repurchase the Shares, on the same terms and conditions as the Purchase, on the next business day following such Breach.

4. Seller agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement.

5. Seller agrees that it shall, at its own expense, take such further actions and execute such further forms and agreements as requested by you from time to time in order to effect the foregoing including, but not limited to, any forms and agreements providing for the transfer to you of the Seller’s right to vote the Shares at the Meeting.

6. This letter agreement shall be governed by and construed under the laws of the State of New York in all respects as such laws are applied to agreements among New York residents entered into and performed entirely within New York, without giving effect to conflict of law principles thereof. The parties agree that any action brought by either party under or in relation to this letter agreement, including without limitation to interpret or enforce any provision of this letter agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of New York, New York.

7. This letter agreement shall not be binding on either party until executed by both parties hereto.

Sincerely, Satellite Asset Management /s/ Simon Raykher
By: Simon Raykher, General Counsel

Acknowledged and agreed to by:

/s/ Howard S. Balter Howard S. Balter	/s/ Ilan M. Slasky Ilan M. Slasky